                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 PROSOURCE, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   743479 10 7
                                 (CUSIP Number)

                                ONEX CORPORATION
                               CANADA TRUST TOWER
                           161 BAY STREET - 49TH FLOOR
                         TORONTO, ONTARIO M5J 2S1 CANADA
                          ATTENTION: EWOUT R. HEERSINK
                                 (416) 362-7711
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                             JOEL I. GREENBERG, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                DECEMBER 2, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                             Page 1 of 32 pages.
                                                       Exhibit Index on page 25.

                                     13D

CUSIP NO. 743479 10 7                                         PAGE 2 OF 32 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Onex DHC LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
        WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Wyoming


--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF             -0-
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH             5,451,242 shares of Class A Common Stock, including (i)
 REPORTING          500,000 shares of Class A Common Stock (the "Class A
  PERSON            Shares"), and (ii) 4,951,242 shares of Class A Common Stock
   WITH             issuable upon conversion of Class B Common Stock of the
                    Issuer; each share of Class B Common Stock is presently
                    convertible into a share of Class A Common Stock.
               -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
                         -0-

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    5,451,242 shares of Class A Common Stock, including (i) the 500,000 Class A Shares, and (ii) 4,951,242 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,451,242 shares of Class A Common Stock, including (i) the 500,000 Class
     A Shares, and (ii) 4,951,242 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     65.3% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock. 79.3% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common
     Stock is entitled to ten votes.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
            00

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     13D

CUSIP NO. 743479 10 7                                       PAGE 3  OF 32  PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Onex Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
        AF
        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Ontario, Canada

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF             - 0 -
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH             5,736,956 shares of Class A Common Stock, including (i) the
 REPORTING          500,000 Class A Shares, and (ii) 5,236,956 shares of Class A
  PERSON            Common Stock issuable upon conversion of Class B Common
   WITH             Stock of the Issuer; each share of Class B Common Stock
                    is presently convertible into a share of Class A Common
                    Stock.
               -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
                        - 0 -

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    5,736,956 shares of Class A Common Stock, including (i) the 500,000 Class A Shares, and (ii) 5,236,956 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,736,956 shares of Class A Common Stock, including (i) the 500,000 Class A Shares, and (ii) 5,236,956 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common
     Stock.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.4% of the Issuer's Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock. 83.8% of the combined voting power of the Issuer's shares of Class
     A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     13D

CUSIP NO.   743479 10 7                                       PAGE 4 OF 32 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gerald W. Schwartz
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
          AF
          WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario, Canada

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH             5,736,956 shares of Class A Common Stock, including (i) the
 REPORTING          500,000 Class A Shares, and (ii) 5,236,956 shares of Class A
  PERSON            Common Stock issuable upon conversion of Class B Common
   WITH             Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
               -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                          -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    5,736,956 shares of Class A Common Stock, including (i) the 500,000 Class A Shares, and (ii) 5,236,956 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,736,956 shares of Class A Common Stock, including (i) the 500,000 Class A Shares, and (ii) 5,236,956 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.4% of the Issuer's Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock. 83.8% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     13D

CUSIP NO. 743479 10 7                                        PAGE 5 OF 32 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Onex OMI LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                        -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY        285,714 shares of Class A Common Stock issuable upon
  OWNED BY          conversion of Class B Common Stock of the Issuer; each share
   EACH             of Class B Common Stock is presently convertible into a
 REPORTING          share of Class A Common Stock.
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    285,714 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     285,714 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.8% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into
     Class A Common Stock; 4.5% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     13D

CUSIP NO. 743479 10 7                                         PAGE 6 OF 32 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Onex Ohio LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH             379,242 shares of Class A Common Stock issuable upon
 REPORTING          conversion of Class B Common Stock of the Issuer; each
  PERSON            share of Class B Common Stock is presently convertible into
   WITH             a share of Class A Common Stock.
               -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    379,242 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible
                    into a share of Class A Common Stock.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     379,242 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.0% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock; 6.0% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common
     Stock is entitled to ten votes.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 1 TO SCHEDULE 13D

              This Amendment No. 1 dated January 10, 1997 to Schedule 13D amends and restates the Schedule 13D relating to ProSource, Inc. filed with the Securities and Exchange Commission on November 25, 1996 by Onex DHC LLC, Onex Corporation and Mr. Gerald W. Schwartz.

Item 1.       Security and Issuer.

              The securities to which this Statement on Schedule 13D relates are the shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of ProSource, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 550 Biltmore Avenue, 10th Floor, Coral Gables, Florida 33134.

Item 2.       Identity and Background.

              (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by Onex DHC LLC, a Wyoming limited liability company ("DHC"), Onex Corporation, an Ontario, Canada corporation ("Onex"), Mr. Gerald W. Schwartz ("Mr. Schwartz"), Onex OMI LLC, a Delaware limited liability company ("OMI LLC"), and Onex Ohio LLC, a Delaware limited liability company ("Ohio LLC"). DHC, Onex, Mr. Schwartz, OMI LLC and Ohio LLC (together, the "Reporting Persons") are filing the statement jointly, pursuant to the provisions of Rule 13d-l(f)(l) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

                                                             Page 7 of 32 pages.

DHC

              DHC is a Wyoming limited liability company. DHC is a holding company through which Onex holds certain interests in its businesses. The address of the principal business and principal offices of DHC is 421 Leader Street, Marion, Ohio 43302. Information relating to the directors and executive officers of DHC is set forth on Schedule A hereto which is incorporated herein by reference. Onex is the direct and indirect beneficial owner of approximately 99% of the equity of DHC.

Onex

              Onex is an Ontario, Canada corporation. It is a diversified company that operates through autonomous subsidiaries, associated companies and strategic partnerships. The address of the principal business and principal offices of Onex is 161 Bay Street, P.O. Box 700, Toronto, Ontario, CANADA M5J 2S1. Information relating to the directors and executive officers of Onex is set forth on Schedule B hereto which is incorporated herein by reference.

Mr. Schwartz

              The principal occupation of Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. The business address of Mr. Schwartz is 161 Bay Street, P.O. Box 700, Toronto, Ontario, CANADA M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex.

                                                             Page 8 of 32 pages.

OMI LLC

              OMI LLC is a Delaware limited liability company. OMI LLC is a holding company through which Onex holds certain interests in its businesses. The address of the principal business and principal offices of OMI LLC is 421 Leader Street, Marion, Ohio 43302. Information relating to the directors and executive officers of OMI LLC is set forth on Schedule C hereto which is incorporated herein by reference. Onex is the direct and indirect beneficial owner of 100% of the equity of OMI LLC.

Ohio LLC

              Ohio LLC is a Delaware limited liability company. Ohio LLC is a holding company through which Onex holds certain interests in its businesses. The address of the principal business and principal offices of Ohio LLC is 421 Leader Street, Marion, Ohio 43302. Information relating to the directors and executive officers of Ohio LLC is set forth on Schedule D hereto which is incorporated herein by reference. All of the equity of Ohio LLC is beneficially owned directly by Onex (25.1%) and DHC (74.9%).

              (d) and (e). No Reporting Person, nor to the best knowledge of each Reporting Person, any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                             Page 9 of 32 pages.

Item 3.       Source and Amount of Funds or Other Consideration.

              DHC purchased the 500,000 Class A Shares on November 15, 1996 for an aggregate purchase price of $7,000,000. DHC purchased 4,572,000 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of the Issuer in several transactions between June 10, 1992 and February 1, 1996 for an aggregate purchase price of $45,720,000. Certain of such purchases were effected through affiliates and the shares purchased subsequently transferred to DHC. The source of funds for such purchases was the cash resources of DHC or such affiliates. Onex acquired 379,242 shares of Class B Common Stock on November 7, 1996 pursuant to conversion in full of approximately $3.8 million in outstanding convertible indebtedness owed to it by the Issuer. On December 2, 1996, Onex transferred such shares of Class B Common Stock to Ohio LLC in exchange for an aggregate purchase price of Cdn. $5,059,889, payable in the form of an interest free demand promissory note. OMI Partnership Holdings, Ltd., a wholly-owned subsidiary of Onex and direct beneficial owner of 98% of the equity of OMI LLC ("OMI Partnership"), acquired 285,714 shares of Class B Common Stock on November 15, 1996 for an aggregate purchase price of $4 million representing consideration for the agreement of OMI to relinquish its right to receive for an indefinite period an annual fee of approximately $800,000 for management services rendered to the Issuer. On December 2, 1996, OMI Partnership transferred such shares of Class B Common Stock to OMI LLC in exchange for an aggregate purchase price of Cdn. $3,812,028, payable in the form of an interest free demand promissory note. As a result of its interest in Ohio LLC and OMI LLC, Onex's (and Mr. Schwartz's) beneficial ownership of Class B Common Stock was not affected by the December 2, 1996 transfers.

                                                            Page 10 of 32 pages.

Item 4.       Purpose of Transaction.

              Each Reporting Person acquired the shares reported for investment purposes. The Reporting Persons may from time to time acquire additional shares of Class A Common Stock or Class B Common Stock in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, the Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their shares of Class A Common Stock or Class B Common Stock in the open market or in privately negotiated transactions subject to the restrictions referred to in
Item 6.

              Except as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a

                                                            Page 11 of 32 pages.

registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

              (a) and (b). As of the date hereof, DHC beneficially owns 5,451,242 shares of Class A Common Stock, including (i) the 500,000 Class A Shares and 4,572,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer beneficially owned directly by DHC, and (ii) 379,242 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer beneficially owned directly by Ohio LLC, which DHC may be deemed to own beneficially as a result of its direct beneficial ownership of 74.9% of the equity of Ohio LLC. Each share of Class B Common Stock is presently convertible into a share of Class A Common Stock. Such shares represent, in the aggregate, approximately 65.3% of the Issuer's shares of Class A Common Stock, assuming conversion of all of such Reporting Person's shares of Class B Common Stock into Class A Common Stock, and 79.3% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.(1)

              Onex may be deemed to be the beneficial owner of a total of 5,736,956 shares of Class A Common Stock as follows. As the direct and indirect beneficial owner of approximately 99% of the equity of DHC, and the direct beneficial owner of 25.1% of the equity of Ohio LLC, Onex may be deemed to own beneficially the 5,451,242 shares of Class A Common Stock

--------
(1) Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

                                                            Page 12 of 32 pages.

referred to in the preceding paragraph. In addition, as the indirect beneficial owner of 100% of the equity of OMI LLC, Onex may be deemed to own beneficially 285,714 shares of Class B Common Stock beneficially owned directly by OMI LLC. Such shares represent, in the aggregate, approximately 66.4% of the Issuer's shares of Class A Common Stock, assuming conversion of all of such Reporting Person's shares of Class B Common Stock into Class A Common Stock, and 83.8% of the combined voting power of outstanding shares of Class A Common Stock and Class B Common Stock. Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex and the indirect holder of all the issued and outstanding shares of Multiple Voting Shares of Onex (see Item 2), and therefore may also be deemed to own beneficially such shares of Class A Common Stock.

              As described above, OMI LLC beneficially owns 285,714 shares of Class A Common Stock issuable upon conversion of Class B Common Stock. Such shares represent approximately 7.8% of the Issuer's shares of Class A Common Stock, assuming conversion of all of such Reporting Person's shares of Class B Common Stock into Class A Common Stock, and 4.5% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.

              As described above, Ohio LLC beneficially owns 379,242 shares of Class A Common Stock issuable upon conversion of Class B Common Stock. Such shares represent approximately 10.0% of the Issuer's shares of Class A Common Stock, assuming conversion of all of such Reporting Person's shares of Class B Common Stock into Class A Common Stock,

                                                            Page 13 of 32 pages.

and 6.0% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.

              (c) Except as described herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2, has effected any transaction in shares of Class A Common Stock or Class B Common Stock since the most recent filing on Schedule 13D.

              (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock or Class B Common Stock representing more than 5% of such classes of common stock.

              (e)     Not applicable.

Item 6.       Contracts, Arrangements, Understandings or
              Relationships with Respect to the Securities of the Issuer.

              Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc., as representatives of the several underwriters of the Issuer's initial public offering, entered into an Agreement, dated as of November 15, 1996 (the "Lock-up Agreements"), with each of DHC and Onex, see Exhibits 2 and 3, respectively, with respect to the shares of Class A Common Stock and Class B Common Stock (including any securities convertible into or exercisable or exchangeable for such shares) held by such Reporting Persons. Pursuant to the Lock-up Agreements, DHC and Onex agreed, subject to certain exceptions described therein, not to transfer or dispose (or, in the case of Onex, permit any affiliates to transfer or dispose) of such shares on or prior to May 10, 1997.

                                                            Page 14 of 32 pages.

              Certain persons named in Item 2 are subject to a shareholders agreement restricting transfer of the shares of Class A Common Stock and Class B Common Stock held by them. See Schedule B.

Item 7.       Material to Be Filed as Exhibits.

              1. Joint Filing Agreement, dated January 8, 1997, among DHC, Onex, Mr. Schwartz, OMI LLC and Ohio LLC.

              2. Agreement, dated as of November 15, 1996, among Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc., as Representatives of the Several Underwriters, and DHC, incorporated by reference to the Schedule 13D relating to the Issuer filed with the Securities and Exchange Commission by DHC, Onex and Mr. Schwartz on November 25, 1996.

              3. Agreement, dated as of November 15, 1996, among Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc., as Representatives of the Several Underwriters, and Onex, incorporated by reference to the Schedule 13D relating to the Issuer filed with the Securities and Exchange Commission by DHC, Onex and Mr. Schwartz on November 25, 1996.

              4. Agreement, dated as of December 2, 1996, among Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc., as Representatives of the Several Underwriters, and OMI LLC.

              5. Agreement, dated as of December 2, 1996, among Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc., as Representatives of the Several Underwriters, and Ohio LLC.

              6. Amended and Restated Director Shareholders Agreement, dated as of November 15, 1996, among the Issuer, DHC and the individuals party thereto from time to time, incorporated by reference to the Schedule 13D relating to the Issuer filed with the Securities and Exchange Commission by DHC, Onex and Mr. Schwartz on November 25, 1996.

                                                            Page 15 of 32 pages.

              7. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Onex on September 10, 1996.

              8. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Mr. Schwartz on September 10, 1996.

                                                            Page 16 of 32 pages.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   January 8, 1997

                                       ONEX DHC LLC


                                       By:  /s/ Donald F. West
                                            -----------------------------------
                                            Name:   Donald F. West
                                            Title:  Authorized Signatory


                                       ONEX CORPORATION


                                       By:  /s/ Anthony Munk
                                            -----------------------------------
                                            Name:   Anthony Munk
                                            Title:  Authorized Signatory


                                       /s/ Anthony Munk
                                       ----------------------------------------
                                       Authorized Signatory for
                                       GERALD W. SCHWARTZ


                                       ONEX OMI LLC


                                       By:  /s/ Donald F.  West
                                            -----------------------------------
                                            Name:   Donald F. West
                                            Title:  Authorized Signatory


                                       ONEX OHIO LLC


                                       By:  /s/ Donald F.  West
                                            -----------------------------------
                                            Name:   Donald F. West
                                            Title:  Authorized Signatory

                                                            Page 17 of 32 pages.

                                                                      SCHEDULE A


                       Directors and Executive Officers of
                              Onex DHC LLC ("DHC")


                                                                  PRESENT PRINCIPAL
NAME                        BUSINESS ADDRESS                  OCCUPATION OR EMPLOYMENT                 CITIZENSHIP
----                        ----------------                  ------------------------                 -----------
Donald F. West              421 Leader Street                 Representative, and President of         United States
                            Marion, Ohio 43302                Skyaire, Inc., an investment holding
                                                              corporation

John D. Kelly               421 Leader Street                 Representative, and President of Na-     United States
                            Marion, Ohio 43302                Churs Plant Food Company, a
                                                              manufacturer of liquid fertilizer
                                                              used by farmers

Ewout R. Heersink           161 Bay Street                    Representative, and Vice President       Dutch
                            P.O. Box 700                      of Onex Corporation
                            Toronto, Ontario
                            Canada M5J 2S1

                                                            Page 18 of 32 pages.

                                                                      SCHEDULE B

1. Directors and Executive Officers of Onex Corporation ("Onex")


                                                                  PRESENT PRINCIPAL
NAME                        BUSINESS ADDRESS                  OCCUPATION OR EMPLOYMENT                 CITIZENSHIP
----                        ----------------                  ------------------------                 -----------
Gerald W. Schwartz          161 Bay Street                    Chairman of the Board, President,        Canadian
                            P.O. Box 700                      Chief Executive Officer and
                            Toronto, Ontario                  Director
                            Canada M5J 2S1

Ewout R. Heersink           161 Bay Street                    Vice President and Chief Financial       Dutch
                            P.O. Box 700                      Officer
                            Toronto, Ontario
                            Canada M5J 2S1

Mark L. Hilson              161 Bay Street                    Vice President                           Canadian
                            P.O. Box 700
                            Toronto, Ontario
                            Canada M5J 2S1

Anthony R. Melman           161 Bay Street                    Vice President                           Canadian
                            P.O. Box 700
                            Toronto, Ontario
                            Canada M5J 2S1

Anthony Munk                161 Bay Street                    Vice President                           Canadian
                            P.O. Box 700
                            Toronto, Ontario
                            Canada M5J 2S1

John S. Elder, Q.C.         161 Bay Street                    Secretary                                Canadian
                            P.O. Box 700
                            Toronto, Ontario
                            Canada M5J 2S1

Dan C. Casey                Creson Corporation                Director, Chairman and Chief             Canadian
                            5255 Yonge Street                 Executive Officer of Creson
                            Suite 804                         Corporation, an Ontario real estate
                            North York, Ontario               company
                            Canada M2N 6P4

                                                           Page 19 of 32 pages.

                                                                  PRESENT PRINCIPAL
NAME                        BUSINESS ADDRESS                  OCCUPATION OR EMPLOYMENT                 CITIZENSHIP
----                        ----------------                  ------------------------                 -----------
Donald H. Gales             Ellesmere Britannia               Director, Corporate Director             Canadian
                            P.O. Box 1698GT, Villa 639
                            Grand Cayman Island
                            British West Indies

Serge Gouin                 Le Groupe Videotron Ltee          Director, President and Chief            Canadian
                            300, ave Viger est                Operating Officer of Le Groupe
                            Montreal, Quebec                  Videotron Ltee, a Canadian
                            Canada H2V 2T6                    television company

Brian M. King               69 Sherwood Avenue                Director, Corporate Director             Canadian
                            Scarborough, Ontario
                            Canada M1R 1N6

J. William E. Mingo,        Stewart McKelvey                  Director, Partner at Stewart             Canadian
Q.C.                        Stirling Scales                   McKelvey Stirling Scales, a law
                            1959 Upper Water St.              firm in Halifax, Nova Scotia
                            10th Floor
                            Halifax, Nova Scotia
                            Canada B3J 2X2

J. Robert S. Prichard,      University of Toronto             Director, President of the               Canadian
O.C.                        Kings College Circle              University of Toronto
                            Simcoe Hall, Room 206
                            Toronto, Ontario
                            Canada M5S 1A1

R. Geoffrey P. Styles*      Royal Bank Plaza                  Director, Corporate Director             Canadian
                            Suite 3115,
                            South Tower
                            Toronto, Ontario
                            Canada M5J 2J5

--------
* Shares of Class B Common Stock held by Mr. Styles are subject to restrictions on transfer set forth in a Director Shareholders Agreement described in Part 2 of this Schedule B.

                                                            Page 20 of 32 pages.

                                                                  PRESENT PRINCIPAL
NAME                        BUSINESS ADDRESS                  OCCUPATION OR EMPLOYMENT                 CITIZENSHIP
----                        ----------------                  ------------------------                 -----------
Arni C. Thorsteinson        Shelter Canadian Properties       Director, President of Shelter           Canadian
                            Limited                           Canadian Properties Limited, a
                            2600-7 Evergreen Place            Canadian diversified, real estate
                            Winnipeg, Manitoba                and investment company
                            Canada R3L 2T3

                                                            Page 21 of 32 pages.

2. Director Shareholders Agreement.

              The following is a summary of certain provisions of the Amended and Restated Director Shareholders Agreement among the Issuer, DHC and certain directors ("Director Holders") of the Issuer (the "Director Shareholders Agreement").

              The Director Shareholders Agreement governs, among other things, the manner and means by which Class B Common Stock (and Class A Common Stock issuable upon conversion of such shares of Class B Common Stock) held by the Director Holders at any time may be transferred. Pursuant to such Agreement, the transfer of such shares, including shares received upon the conversion of options, by Director Holders is prohibited except (i) to immediate family members (or to trusts for the exclusive benefit of the transferor or his immediate family members), or (ii) through the facilities of any securities exchange, provided that such sales do not occur within 180 days of any public offering of common stock of the Issuer.

              The Director Shareholders Agreement terminates if Onex and its affiliates cease to hold in the aggregate 20% of the outstanding voting capital stock of the Issuer or if another person or group holds in the aggregate a greater percentage of the outstanding voting capital stock of the Issuer than Onex and its affiliates.

                                                            Page 22 of 32 pages.

                                                                      SCHEDULE C


                       Directors and Executive Officers of
                            Onex OMI LLC ("OMI LLC")

                                                                  PRESENT PRINCIPAL
NAME                        BUSINESS ADDRESS                  OCCUPATION OR EMPLOYMENT                 CITIZENSHIP
----                        ----------------                  ------------------------                 -----------
Donald F. West              421 Leader Street                 Representative, and President of         United States
                            Marion, Ohio 43302                Skyaire, Inc., an investment holding
                                                              corporation

John D. Kelly               421 Leader Street                 Representative, and President of Na-     United States
                            Marion, Ohio 43302                Churs Plant Food Company, a
                                                              manufacturer of liquid fertilizer used
                                                              by farmers

Ewout R. Heersink           161 Bay Street                    Representative, and Vice President       Dutch
                            P.O. Box 700                      of Onex Corporation
                            Toronto, Ontario
                            Canada M5J 2S1

                                                            Page 23 of 32 pages.

                                                                      SCHEDULE D

                       Directors and Executive Officers of
                           Onex Ohio LLC ("Onex Ohio")


                                                                  PRESENT PRINCIPAL
NAME                        BUSINESS ADDRESS                  OCCUPATION OR EMPLOYMENT                 CITIZENSHIP
----                        ----------------                  ------------------------                 -----------
Donald F. West              421 Leader Street                 Representative, and President of         United States
                            Marion, Ohio 43302                Skyaire, Inc., an investment holding
                                                              corporation

John D. Kelly               421 Leader Street                 Representative, and President of Na-     United States
                            Marion, Ohio 43302                Churs Plant Food Company, a
                                                              manufacturer of liquid fertilizer used
                                                              by farmers

Ewout R. Heersink           161 Bay Street                    Representative, and Vice President       Dutch
                            P.O. Box 700                      of Onex Corporation
                            Toronto, Ontario
                            Canada M5J 2S1

                                                            Page 24 of 32 pages.

                                Index to Exhibits

                                                                                                 PAGE NO.  IN
                                                                                                  SEQUENTIAL
EXHIBIT                                                                                        NUMBERING SYSTEM
-------                                                                                        ----------------
1.       Joint Filing Agreement, dated January 8, 1997, among DHC, Onex, Mr.
         Schwartz, OMI LLC and Ohio LLC.

2.       Agreement, dated as of November 15, 1996, among Morgan Stanley & Co.
         Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and
         Smith Barney Inc., as Representatives of the Several Underwriters, and
         DHC, incorporated by reference to the Schedule 13D relating to the Issuer filed with the Securities and Exchange Commission by DHC, Onex and Mr. Schwartz on November 25, 1996.

3.       Agreement, dated as of November 15, 1996, among Morgan Stanley & Co.
         Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and
         Smith Barney Inc., as Representatives of the Several Underwriters, and
         Onex, incorporated by reference to the Schedule 13D relating to the Issuer filed with the Securities and Exchange Commission by DHC, Onex and Mr. Schwartz on November 25, 1996.

4.       Agreement, dated as of December 2, 1996, among Morgan Stanley & Co.
         Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and
         Smith Barney Inc., as Representatives of the Several Underwriters, and
         OMI LLC.

5.       Agreement, dated as of December 2, 1996, among Morgan Stanley & Co.
         Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and
         Smith Barney Inc., as Representatives of the Several Underwriters, and
         Ohio LLC.

6.       Amended and Restated Director Shareholders Agreement, dated as of
         November 15, 1996, among the Issuer, DHC and the individuals party thereto from time to time, incorporated by reference to the Schedule
         13D relating to the Issuer filed with the Securities and Exchange
         Commission by DHC, Onex and Mr. Schwartz on November 25, 1996.

                                                            Page 25 of 32 pages.

                                                                                                 PAGE NO.  IN
                                                                                                  SEQUENTIAL
EXHIBIT                                                                                        NUMBERING SYSTEM
-------                                                                                        ----------------
7.       Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Onex on September 10, 1996.

8. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Mr. Schwartz on September 10, 1996.

                                                            Page 26 of 32 pages.